Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Second Quarter 2021 Financial Results

•	Total revenues increased 60.7% year-over-year to RMB347.1million (US$53.8 million) [[1]].

•	Income from operations increased 42.5% year-over-year to RMB89.3 million (US$13.8 million) [1].

•	Adjusted EBITDA (non-GAAP) [2] increased 44.0% year-over-year to RMB111.2 million (US$17.2 million) [1].

•	Core net income (non-GAAP) [3] increased 5.7% year-over-year to RMB78.9 million (US$12.2 million) [1].

SHANGHAI, Nov. 15, 2021 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality management group in China, today announced its unaudited financial results for the second quarter of 2021.

Second Quarter of 2021 Operational Highlights

•	A total of 4,542 hotels with 328,773 hotel rooms were in operation as of June 30, 2021, compared to 4,464 hotels and 323,648 hotel rooms as of March 31, 2021.

•	As of June 30, 2021, the Company had 63 leased-and-operated ("L&O") hotels and 4,479 franchised-and-managed ("F&M") hotels in operation in 358 cities across China, compared to 35 L&O hotels and 4,029 F&M hotels in operation in 342 cities as of June 30, 2020. The geographic coverage increased by 4.7% year over year.

•	During the quarter, the Company opened 201 hotels, an increase of 90 compared to 111 hotels in the second quarter of 2020. Two of those hotels were in the luxury segment, 43 in the mid-to-up-scale segment, 137 in the mid-scale segment, and 19 in the economy segment. Geographically speaking, 10 hotels were in Tier 1 cities [3], 49 in Tier 2 cities and the remaining 142 in Tier 3 and lower cities in China.

•	As of June 30, 2021, the Company had a pipeline of 1,271 hotels contracted for or under development, among which 56 hotels were in the luxury hotel segment, 300 in the mid-to-up-scale segment, 506 in the mid-scale segment, and 409 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB 171, an increase of 20.2% from RMB142 in the second quarter of 2020, and a 0.8% decrease compared with RMB172 in the pre-COVID-19 second quarter of 2019.

•	The occupancy rate, or OCC for all hotels in operation was 78.6%, an increase of 15.2% compared with 63.4% in the second quarter of 2020, and a 2.5% decrease compared with 81.1% in the pre-COVID-19 second quarter of 2019.

•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB 134, a 49.0% year-over-year increase, and a 3.8% decrease compared with RMB139 in the pre-COVID-19 second quarter of 2019.

•	As of June 30, 2021, the Company's loyalty program had more than 62 million individual members and more than 1,760,000 corporate members, compared to over 59 million individual members and approximately 1,710,000 corporate members respectively as of March 31, 2021. The Company sold approximately 91.1% of room nights directly during the second quarter 2021.

"With the extensive contributions of every franchisee and members of our staff, our Q2 financials made substantial improvements," said Mr. Alex Xu, Chair and Chief Executive Officer of Greentree. "Although the new waves of COVID-19 outbreaks have somewhat dampened the recovery and had a negative impact in the affected regions, we have seen optimistic signs of recovery in domestic tourism and business travel, especially during the Tomb-Sweeping Day and the Labor Day Festival. During the quarter, we accelerated our expansion into the mid-range and high-end markets in central, southeast and southwest China. We opened 20 L&O hotels and finished the quarter. Unlike previous years, we were able to secure choice locations at economically attractive prices. All these L&O hotels are situated within popular transportation hubs, central business districts, or government centers. We believe that they will act as anchor hotels and will attract new franchisees to our Company. While improving our own services, we have also been developing a cloud-based IT infrastructure that secures internal and personal data in real time. We are the first to have moved all systems to the Cloud, and we are benefiting from higher operating efficiency and stability. Thanks to this new development, I believe that in the near future, our operations and performance will reach new heights. Once again, I would like to thank our dedicated teams, franchisees, and shareholders for their continuous support over the years.

Second Quarter of 2021 Financial Results

	Quarter Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	50,337,339	116,882,174	18,102,743
Franchised-and-managed hotels	158,534,095	217,656,936	33,710,767
others	7,118,530	12,517,770	1,938,756
Total revenues	215,989,964	347,056,880	53,752,266

	Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	84,137,483	172,995,482	26,793,588
Franchised-and-managed hotels	276,197,197	395,606,563	61,271,654
others	13,051,275	19,667,293	3,046,076
Total revenues	373,385,955	588,269,338	91,111,318

Total revenues were RMB347.1 million (US$53.8 million) [1], a 60.7% year-over-year increase. The increase was primarily due to the sustained recovery in hotel operations from the impact of COVID-19 and our newly opened L&O hotels. Compared with the pre-COVID-19 second quarter of 2019, total revenues increased by 26.2%. Total revenues for the first half of 2021 were RMB 588.3 million (US$91.1 million) [1], representing a 57.5% year-over-year increase.

Total revenues from leased-and-operated hotels were RMB116.9 million (US$18.1 million) [1], a 132.2% year-over-year increase. The increase was primarily due to the 98.7% year-over-year increase in L&O hotels' RevPAR and revenues from the 30 L&O hotels opened since the third quarter of 2020. The revenue increase was partially offset by the closure of 2 L&O hotels over the same period. Total revenues from L&O hotels for the first half of 2021 were RMB173.0 million (US$26.8 million) [1], representing a 105.6% year-over-year increase.

Total revenues from franchised-and-managed hotels were RMB217.7 million (US$33.7 million) [1], a 37.3% year-over-year increase. Initial franchise fees increased by 47.3% year-over-year, mainly attributable to the gross opening of 181 F&M hotels and the closed F&M hotels. Recurring franchisee management fees and others increased 36.4% year-over-year primarily due to the 47.9% increase in RevPAR and the 11.2% increase in the number of F&M hotels, and was offset by the fee waiver to franchisees related to newly acquired hotels. Total revenues from F&M hotels for the first half of 2021 were RMB395.6 million (US$61.3 million) [1], representing a 43.2% year-over-year increase.

	Quarter Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Initial franchise fee	13,313,072	19,613,749	3,037,783
Recurring franchise management fee and others	145,221,023	198,043,187	30,672,984
Revenues from franchised-and-managed hotels	158,534,095	217,656,936	33,710,767

	Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Initial franchise fee	26,365,904	37,592,607	5,822,353
Recurring franchise management fee and others	249,831,293	358,013,956	55,449,301
Revenues from franchised-and-managed hotels	276,197,197	395,606,563	61,271,654

Total operating costs and expenses

	Quarter Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	94,916,577	164,437,048	25,468,056
Selling and marketing expenses	11,999,656	21,703,311	3,361,415
General and administrative expenses	48,143,971	71,043,670	11,003,263
Other operating expenses	41,123	2,752,734	426,344
Total operating costs and expenses	155,101,327	259,936,763	40,259,078

	Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	184,679,850	286,667,300	44,399,111
Selling and marketing expenses	29,840,978	39,821,421	6,167,553
General and administrative expenses	76,889,542	127,001,827	19,670,078
Other operating expenses	1,198,272	4,146,290	642,178
Total operating costs and expenses	292,608,642	457,636,838	70,878,920

Hotel operating costs were RMB164.4 million (US$25.5 million) [1], a 73.2% increase year-over-year. The increase was mainly attributable to the opening of 23 L&O hotels since the beginning of 2021, which resulted in higher rents, higher staff headcount and compensation, higher depreciation and amortization, and higher utilities and consumables. Excluding the impact from newly opened L&O hotels in 2021, hotel operating costs increased 21.9%. For the first half of 2021, hotel operating costs were RMB286.7 million (US$44.4 million) [1], representing a 55.2% increase.

	Quarter Ended
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Rental	35,806,000	64,073,601	9,923,737
Utilities	3,172,300	6,307,116	976,848
Personnel cost	9,332,835	17,417,652	2,697,651
Depreciation and amortization	10,588,191	17,515,961	2,712,877
Consumable, food and beverage	8,440,379	20,386,884	3,157,526
Costs of general managers of franchised-and-managed hotels	20,691,454	28,077,251	4,348,612
Other costs of franchised-and-managed hotels	5,476,527	6,906,955	1,069,751
Others	1,408,891	3,751,628	581,054
Hotel Operating Costs	94,916,577	164,437,048	25,468,056

	Six Months Ended
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Rental	62,908,982	103,794,352	16,075,698
Utilities	7,592,490	12,203,535	1,890,087
Personnel cost	19,080,814	31,071,099	4,812,300
Depreciation and amortization	21,927,026	33,683,464	5,216,904
Consumable, food and beverage	19,026,605	31,726,274	4,913,774
Costs of general managers of franchised-and-managed hotels	41,334,102	55,395,961	8,579,742
Other costs of franchised-and-managed hotels	9,979,587	12,448,949	1,928,097
Others	2,830,244	6,343,666	982,509
Hotel Operating Costs	184,679,850	286,667,300	44,399,111

Selling and marketing expenses were RMB21.7 million (US$3.4million) [1], an 80.9% year-over-year increase. The increase was mainly attributable to higher staff headcount and compensation and the opening of 23 L&O hotels since the beginning of 2021. Excluding the impact from newly opened L&O hotels in 2021, selling and marketing expenses increased 41.1%. For the first half of 2021, selling and marketing expenses were RMB39.8 million (US$6.2 million) [1], representing a 33.4% increase.

General and administrative expenses were RMB71.0 million (US$11.0 million) [1], a 47.6% year-over-year increase. The increase was mainly attributable to the opening of 23 L&O hotels since the beginning of 2021, the increased one-time consulting fees for exploring financial or investment alternatives as well as for capital market advice. Excluding the impact from newly opened L&O hotels and one-time consulting fees, general and administrative expenses increased 0.5%. General and administrative expenses for the first half of 2021 were RMB127.0 million (US$19.7 million) [1], representing a 65.2% year-over-year increase.

Gross profit was RMB182.6 million (US$28.3 million) [1], a year-over-year increase of 50.8%. Gross margin was 52.6%, compared to 56.1% a year ago. The increase was primarily due to the recovery in our hotel RevPAR from the impact of COVID-19 but was offset by the operating loss of recorded by newly opened L&O hotels during their ramp-up period. Gross profit for the first half of 2021 was RMB301.6 million (US$46.7 million) [1], representing a 59.8% year-over-year increase.

Income from operations were RMB89.3 million (US$13.8 million) [1], a year-over-year increase of 42.5%. The increase was mainly due to the sustained recovery in RevPAR but was offset by the operating loss of recorded by newly opened L&O hotels during their ramp-up period. Operating margin was 25.7%, compared to 29.0% a year ago. Excluding the negative impact of newly opened hotels, income from operations was RMB123.0 million, a year-over-year increase of 96.4%. Income from operations for the first half of 2021 was RMB150.7 million (US$23.3 million) [1], representing a year-over-year increase of 50.9%.

Net income was RMB80.3 million (US$12.4 million) [1], compared to RMB93.7 million in the second quarter of 2020 and net margin was 23.1%.The year-over-year decrease was mainly attributable to the operating loss of recorded by newly opened L&O hotels during their ramp-up period. Excluding the impact of newly opened hotels, net income was RMB114.0 million, a year-over-year increase of 21.6%. Net income for the first half of 2021 was RMB146.3 million (US$22.7 million) [1], representing a year-over-year increase of 83.8%.

Adjusted EBITDA (non-GAAP) [2] was RMB111.2 million (US$17.2 million) [1], a year-over-year increase of 44.0%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 32.1%, compared to 35.8% a year ago. Adjusted EBITDA (non-GAAP) for the first half of 2021 was RMB175.2 million (US$27.1 million) [1], representing a year-over-year increase of 53.4%.

Core net income (non-GAAP) was RMB78.9 million (US$12.2 million) [1], a year-over-year increase of 5.7%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 22.7%, compared to 34.6% one year ago. Core net income (non-GAAP) for the first half of 2021 was RMB122.8 million (US$19.0 million) [1], representing a year-over-year increase of 31.1%.

Earnings per ADS (basic and diluted) was RMB0.79 (US$0.12) [1], down from RMB1.01 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.77 (US$0.12) [1], up from RMB0.72 a year ago. Earnings per ADS (basic and diluted) for the first half of 2021 was RMB1.47 (US$0.23) [1] up from RMB0.90 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.19 (US$0.18) [1] for the first half of 2021, an increase from RMB0.91 a year ago.

Cash flow. Operating cash inflow was RMB44.6 million (US$6.9 million) [1] as a result of income from operations. Investing cash outflow was RMB 242.5 million (US$37.6 million) [1], which was primarily attributable to acquisition costs of our L&O hotels, investments and deposits of property and equipment, loans to franchisees, and purchases of short-term investments. The investing cash outflow was partially offset by proceeds from the disposal of equity securities and proceeds from short-term investments. Financing cash inflow was RMB13.7 million (US$2.1 million). Operating cash inflow for the first half of 2021 was RMB42.9 million (US$6.6 million) [1]. Investing cash outflow for the first half of 2021 was RMB500.7 million (US$77.6 million) [1]. Financing cash inflow for the first half of 2021 was RMB149.8 million (US$23.2 million) [1].

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit. As of June 30, 2021, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,291.0 million (US$200.0 million) [1], compared to RMB1,734.0 million as of March  31, 2021. The decrease from the prior quarter was primarily attributable to acquisition costs of our L&O hotels, loans to franchisees, and property investments, offset by drawing down of bank facilities.

COVID-19 Update

During the second quarter, travel demand gradually resumed as the pandemic was well contained and life returned to normalcy, especially for travel during the Tomb-Sweeping day and the Labor Day Festivals. Our RevPAR recovered substantially month-over-month in April, May and June. However, these recovery trends and the momentum in the business were negatively impacted during the third quarter and in October. There were some resurgences of COVID-19 cases in Nanjing city and Jiangsu Province at the end of July, leading to tightened travel restrictions which inevitably imposed a negative impact on the travel industry in the region. Our RevPAR dropped to about 60.7% of the 2019 level during the first week of August from 106.0% of the 2019 level by the end of June. The recent COVID-19 outbreaks in several cities in China have definitely caused some short-term turbulences and created pressure on China's domestic travel market again. This resulted in a drop in our RevPAR to about 81.3% of the 2019 level during the first week of November from 99.9% of the 2019 level by the second week of September after rebounding from the end of July. We are very optimistic about our pipeline plans and expect our recovery to resume shortly after the resurgence of COVID-19 is well under control with effective control measures implemented by the Chinese government, and we expect travel restrictions to gradually ease once again. Moving forward, we are well positioned with our resilient business model to meet the demand when domestic travels increase.

Guidance

Considering the impact of COVID-19 clusters in Nanjing city and other places in China recently, and assuming the resurgence of these outbreaks remains under control in China in the coming quarters, the Company expects an increase in total revenues of 25%-30% for the full year 2021, compared to 2020 and an increase in total revenues of 7%-12% for the full year 2021, compared to 2019.

The guidance set forth above reflects the Company's current and preliminary views based on our recovery speed and may not be indicative of the final financial results for future interim periods and the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on November 15, 2021 (9:00 AM Beijing/Hong Kong Time on November 16, 2021).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until November 22, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10161822

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of June 30, 2021, GreenTree had a total number of 4,542 hotels. In 2020, HOTELS magazine ranked GreenTree Top 12 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was also the fourth largest hospitality company in China in 2020 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

1 The conversion of Renminbi ("RMB")into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.4566 on June 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20210706/

2 Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, interest expense, depreciation and amortization, losses from investment in equity securities, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax). The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the abovementioned definition.

3      Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), one-time fees and expense, asset impairment/accrued bad debt and income tax expenses related to dividend distribution  but excludes government subsidies (net of 25% tax) and gains from investment in equity securities (net of 25% tax).

4 Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	611,358,209	301,977,626	46,770,379
Short-term investment	301,983,182	457,389,492	70,840,611
Investments in equity securities	242,378,696	258,063,433	39,968,936
Accounts receivable, net of allowance	101,511,057	118,420,083	18,340,935
Amounts due from related parties	9,770,871	96,724,469	14,980,713
Prepaid rent	13,597,867	27,794,835	4,304,872
Inventories	3,804,680	2,124,236	329,002
Other current assets	77,649,794	207,630,731	32,157,906
Loans receivable, net	222,244,629	229,822,383	35,594,954
Total current assets	1,584,298,985	1,699,947,288	263,288,308

Non-current assets:
Restricted cash	22,369,900	22,369,900	3,464,656
Long-term time deposits	490,000,000	200,000,000	30,976,056
Loan receivable, net	145,703,988	374,363,755	57,981,562
Property and equipment, net	668,605,661	932,584,414	144,438,933
Intangible assets, net	491,513,073	528,910,391	81,917,788
Goodwill	100,231,487	104,582,687	16,197,796
Long-term investments	369,525,917	184,385,036	28,557,606
Other assets	66,635,394	304,334,781	47,135,455
Deferred tax assets	156,070,112	134,764,674	20,872,390
TOTAL ASSETS	4,094,954,517	4,486,242,926	694,830,550

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	150,000,000	290,000,000	44,915,280
Accounts payable	19,606,344	18,092,131	2,802,114
Advance from customers	34,305,508	27,860,877	4,315,100
Amounts due to related parties	3,198,253	5,355,911	829,525
Salary and welfare payable	51,567,587	56,836,957	8,802,924
Deferred rent	1,356,132	2,568,897	397,871
Deferred revenue	221,314,997	222,434,022	34,450,643
Accrued expenses and other current liabilities	300,696,673	384,637,018	59,572,690
Income tax payable	87,483,970	51,441,614	7,967,291
Total current liabilities	869,529,464	1,059,227,427	164,053,438

Deferred rent	28,642,973	42,833,226	6,634,022
Deferred revenue	361,901,369	336,579,118	52,129,467
Other long-term liabilities	115,862,713	130,626,161	20,231,416
Deferred tax liabilities	178,413,413	175,797,535	27,227,571
Unrecognized tax benefits	290,679,902	312,079,760	48,335,000
TOTAL LIABILITIES	1,845,029,834	2,057,143,227	318,610,914

Shareholders' equity:
Class A ordinary shares	222,587,070	222,587,070	34,474,347
Class B ordinary shares	115,534,210	115,534,210	17,893,971
Additional paid-in capital	1,149,280,404	1,150,227,409	178,147,540
Retained earnings	570,042,924	721,270,906	111,710,638
Accumulated other comprehensive income	45,586,647	44,212,936	6,847,712
Total GreenTree Hospitality Group Ltd. shareholders' equity	2,103,031,255	2,253,832,531	349,074,208

Non-controlling interests	146,893,428	175,267,168	27,145,428
Total shareholders' equity	2,249,924,683	2,429,099,699	376,219,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,094,954,517	4,486,242,926	694,830,550

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	50,337,339	116,882,174	18,102,743	84,137,483	172,995,482	26,793,588
Franchised-and-managed hotels	158,534,095	217,656,936	33,710,767	276,197,197	395,606,563	61,271,654
Others	7,118,530	12,517,770	1,938,756	13,051,275	19,667,293	3,046,076
Total revenues	215,989,964	347,056,880	53,752,266	373,385,955	588,269,338	91,111,318

Operating costs and expenses
Hotel operating costs	(94,916,577)	(164,437,048)	(25,468,056)	(184,679,850)	(286,667,300)	(44,399,111)
Selling and marketing expenses	(11,999,656)	(21,703,311)	(3,361,415)	(29,840,978)	(39,821,421)	(6,167,553)
General and administrative expenses	(48,143,971)	(71,043,670)	(11,003,263)	(76,889,542)	(127,001,827)	(19,670,078)
Other operating expenses	(41,123)	(2,752,734)	(426,344)	(1,198,272)	(4,146,290)	(642,178)
Total operating costs and expenses	(155,101,327)	(259,936,763)	(40,259,078)	(292,608,642)	(457,636,838)	(70,878,920)

Other operating income	1,762,982	2,181,186	337,823	19,093,913	20,053,589	3,105,905
Income from operations	62,651,619	89,301,303	13,831,011	99,871,226	150,686,089	23,338,303

Interest income and other, net	14,107,924	14,151,551	2,191,796	24,721,184	29,282,647	4,535,304
Interest expense	(1,727,991)	(4,089,714)	(633,417)	(2,738,246)	(7,477,925)	(1,158,183)
Gains (losses) from investment in equity securities	42,534,583	16,149,045	2,501,169	(12,640,335)	43,873,336	6,795,115
Income before income taxes	117,566,135	115,512,185	17,890,559	109,213,829	216,364,147	33,510,539

Income tax expense	(24,399,003)	(35,332,983)	(5,472,382)	(30,576,563)	(70,539,794)	(10,925,223)
Income before share of loss in equity investees	93,167,132	80,179,202	12,418,177	78,637,266	145,824,353	22,585,316

Share of gains in equity investees, net of tax	553,487	84,331	13,061	948,331	463,897	71,849
Net income	93,720,619	80,263,533	12,431,238	79,585,597	146,288,250	22,657,165

Net loss attributable to non-controlling interests	10,621,047	1,053,211	163,122	12,910,415	4,939,732	765,067
Net income attributable to ordinary shareholders	104,341,666	81,316,744	12,594,360	92,496,012	151,227,982	23,422,232

Net earnings per share
Class A ordinary share-basic and diluted	1.01	0.79	0.12	0.90	1.47	0.23
Class B ordinary share-basic and diluted	1.01	0.79	0.12	0.90	1.47	0.23

Net earnings per ADS
Class A ordinary share-basic and diluted	1.01	0.79	0.12	0.90	1.47	0.23
Class B ordinary share-basic and diluted	1.01	0.79	0.12	0.90	1.47	0.23

Weighted average shares outstanding
Class A ordinary share-basic and diluted	68,286,954	68,286,954	68,286,954	68,286,954	68,286,954	68,286,954
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(1,181,225)	(3,804,473)	(589,238)	3,816,008	(1,373,712)	(212,761)
Comprehensive income, net of tax	92,539,394	76,459,060	11,842,000	83,401,605	144,914,538	22,444,404

Comprehensive loss attributable to non-controlling interests	10,621,047	1,053,211	163,122	12,910,415	4,939,732	765,067
Comprehensive income attributable to ordinary shareholders	103,160,441	77,512,271	12,005,122	96,312,020	149,854,270	23,209,471

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	93,720,619	80,263,533	12,431,238	79,585,597	146,288,250	22,657,165

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,339,200	21,363,445	3,308,776	32,005,845	40,437,845	6,263,025
Share of gains in equity method investments	(553,487)	(84,331)	(13,061)	(948,331)	(463,897)	(71,848)
Fair value change in returnable consideration and contingent consideration, net	-	-	-	-	(502,712)	(77,860)
Interest income	(2,097,419)	(1,765,790)	(273,486)	(4,841,860)	(3,855,030)	(597,068)
Bad debt expense	12,009,289	8,703,709	1,348,033	17,928,925	20,461,144	3,169,028
(Gains)losses from investments in equity securities	(42,534,582)	(16,149,045)	(2,501,169)	12,640,335	(43,873,336)	(6,795,115)
Foreign exchange (gains) losses	(1,367,301)	1,775,361	274,968	(209,869)	2,507,642	388,384
Share-based compensation	-	529,166	81,957	232,558	1,307,865	202,562
Income tax expenses related to dividend distribution or retained profits	4,089,529	-	-	8,089,529	-	-

Changes in operating assets and liabilities:
Accounts receivable	(44,819,542)	(20,719,952)	(3,209,112)	(38,698,091)	(32,846,596)	(5,087,290)
Prepaid rent	5,586,585	(6,091,256)	(943,415)	9,922,250	(14,196,968)	(2,198,830)
Inventories	156,836	507,466	78,596	(237,377)	1,680,444	260,268
Amounts due from related parties	715,354	(488,496)	(75,658)	1,510,197	(3,873,538)	(599,935)
Other current assets	(5,488,452)	(42,766,291)	(6,623,655)	14,827,078	(123,719,995)	(19,161,787)
Other assets	(3,332,215)	(9,573,784)	(1,482,790)	(9,014,522)	(7,784,920)	(1,205,731)
Accounts payable	1,602,850	(3,319,895)	(514,186)	2,888,996	(1,514,213)	(234,522)
Amounts due to related parties	(30,278)	2,056,471	318,507	(2,048,301)	2,157,658	334,179
Salary and welfare payable	3,390,002	4,595,233	711,711	1,372,751	5,269,370	816,121
Deferred revenue	(8,125,238)	(9,538,448)	(1,477,317)	(39,043,755)	(24,203,226)	(3,748,602)
Advance from customers	(5,183,719)	(2,191,085)	(339,356)	(7,757,920)	(6,444,631)	(998,146)
Accrued expenses and other current liabilities	76,631,257	36,992,871	5,729,466	(28,104,147)	52,388,512	8,113,947
Income tax payable	(30,267,700)	(41,031,173)	(6,354,919)	(46,418,967)	(36,042,356)	(5,582,250)
Unrecognized tax benefits	(17,495,140)	15,757,387	2,440,508	(3,209,911)	21,399,858	3,314,416
Deferred rent	(910,363)	11,168,115	1,729,721	4,151,399	15,403,018	2,385,624
Other long-term liabilities	4,624,768	3,352,037	519,164	17,619,297	14,233,448	2,204,480
Deferred taxes	1,599,014	11,269,091	1,745,360	(12,368,615)	18,689,560	2,894,644
Net cash provided by operating activities	58,259,867	44,614,339	6,909,881	9,873,091	42,903,196	6,644,859

Investing activities:
Purchases of property and equipment	(18,550,705)	(89,389,814)	(13,844,719)	(41,628,937)	(157,888,825)	(24,453,865)
Purchases of intangible assets	(9,075)	-	-	(9,075)	-	-
Proceeds from disposal of property and equipment	11,125	-	-	11,125	-	-
Payment for acquisition of minority equity	-	-	-	-	(868,388)	(134,496)
Acquisitions, net of cash received	(1,255,807)	(119,469,020)	(18,503,395)	(1,255,807)	(173,128,625)	(26,814,209)
Collection of acquisition advances	35,440,000	9,148,000	1,416,845	35,440,000	10,148,000	1,571,725
Advances for purchases of property and equipment		(170,426,363)	(26,395,682)		(204,889,383)	(31,733,325)
Purchases of short-term investments	(46,420,027)	(73,361,955)	(11,362,320)	(147,690,027)	(138,286,310)	(21,417,822)
Proceeds from short-term investments	3,567,419	133,185,790	20,627,852	398,634,105	356,735,030	55,251,220
Proceeds from sales of long-term time deposits	-	-	-	-	50,000,000	7,744,015
Increase of long-term time deposits	-	-	-	(30,000,000)	(130,000,000)	(20,134,436)
Proceeds from disposal of equity securities and dividends received from equity securities	2,540,418	211,307,112	32,727,304	2,540,418	211,307,112	32,727,304
Proceeds from disposal of euqity method investments	6,380,000	-	-	6,380,000	-	-
Loan to related parties	(19,850,000)	(53,467,680)	(8,281,090)	(185,366,500)	(231,745,560)	(35,892,818)
Repayment from related parties	20,639,679	1,250,000	193,600	186,156,179	148,665,500	23,025,354
Loan to third parties	(1,200,000)	(9,000,000)	(1,393,922)	(3,200,000)	(10,500,000)	(1,626,243)
Repayment of loan from third parties	-	46,500,000	7,201,933	-	46,500,000	7,201,933
Loan to franchisees	(47,721,778)	(269,415,292)	(41,727,115)	(146,451,778)	(460,435,294)	(71,312,346)
Repayment from franchisees	20,199,572	140,599,873	21,776,147	35,215,035	183,674,199	28,447,511
Net cash (used in) provided by investing activities	(46,229,179)	(242,539,349)	(37,564,562)	108,774,738	(500,712,544)	(77,550,498)

Financing activities:
Loan from non-controlling interest	-	-	-	-	2,792,853	432,558
Proceeds from short-term borrowings	-	10,000,000	1,548,803	10,000,000	140,000,000	21,683,239
Capital contribution from noncontrolling interest holders	2,978,387	3,740,000	579,252	3,378,387	7,031,000	1,088,963
Net cash provided by financing activities	2,978,387	13,740,000	2,128,055	13,378,387	149,823,853	23,204,760

Effect of exchange rate changes on cash and cash equivalents	1,167,214	(1,804,220)	(279,437)	592,196	(1,395,088)	(216,071)
Net increase(decrease) in cash and cash equivalents	16,176,289	(185,989,230)	(28,806,063)	132,618,412	(309,380,583)	(47,916,950)
Cash and cash equivalents at the beginning of the period	458,602,346	510,336,756	79,041,098	342,160,223	633,728,109	98,151,985
Cash and cash equivalents at the end of the period	474,778,635	324,347,526	50,235,035	474,778,635	324,347,526	50,235,035

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	93,720,619	80,263,533	12,431,238	79,585,597	146,288,250	22,657,165

Deduct:
Other operating income	1,762,982	2,181,186	337,823	19,093,913	20,053,589	3,105,905
Interest income and other, net	14,107,924	14,151,551	2,191,796	24,721,184	29,282,647	4,535,304
Gains from investment in equity securities	42,534,583	16,149,045	2,501,169	42,534,583	43,873,336	6,795,114
Share of gains in equity investees, net of tax	553,487	84,331	13,061	948,331	463,897	71,848

Add:
Other operating expenses	41,123	2,752,734	426,344	1,198,272	4,146,290	642,179
Income tax expense	24,399,003	35,332,983	5,472,382	30,576,563	70,539,794	10,925,223
Interest expense	1,727,991	4,089,714	633,416	2,738,246	7,477,925	1,158,183
Depreciation and amortization	16,339,200	21,363,445	3,308,776	32,005,845	40,437,845	6,263,025
Losses from investment in equity securities	-	-	-	55,174,918	-	-
Adjusted EBITDA(Non-GAAP)	77,268,960	111,236,296	17,228,308	114,213,988	175,216,635	27,137,601

	Quarter Ended			Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	93,720,619	80,263,533	12,431,238	79,585,597	146,288,250	22,657,165

Deduct:
Government subsidies (net of 25% tax)	779,513	843,954	130,712	13,212,085	11,134,872	1,724,572
Gains from investment in equity securities (net of 25% tax)	31,900,937	12,111,784	1,875,876	31,900,937	32,905,002	5,096,336

Add:
Share-based compensation	-	529,166	81,957	232,558	1,307,865	202,562
Losses from investments in equity securities (net of 25% tax)	-	-	-	41,381,189	-	-
One-time fees and expense		11,033,914	1,708,936	-	14,707,304	2,277,871
Asset impairment/Accrued bad debt	9,501,082		-	9,501,082	4,523,574	700,612
Income tax expenses related to dividend distribution	4,089,529	-	-	8,089,529	-	-
Core net income(Non-GAAP)	74,630,780	78,870,874	12,215,543	93,676,933	122,787,119	19,017,303

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.72	0.77	0.12	0.91	1.19	0.18
Class B ordinary share-basic and diluted	0.72	0.77	0.12	0.91	1.19	0.18

Operational Data

	2020 Q2	2021 Q2
Total hotels in operation:	4,064	4,542
Leased-and-owned hotels	35	63
Franchised hotels	4,029	4,479
Total hotel rooms in operation	296,307	328,773
Leased-and-owned hotels	4,359	7,229
Franchised hotels	291,948	321,544
Number of cities	342	358

	Quarter Ended
	2020 Q2	2021 Q2
Occupancy rate (as a percentage)
Leased-and-owned hotels	46.5%	72.9%
Franchised hotels	63.7%	78.8%
Blended	63.4%	78.6%
Average daily rate (in RMB)
Leased-and-owned hotels	173	219
Franchised hotels	142	169
Blended	142	171
RevPAR (in RMB)
Leased-and-owned hotels	80	160
Franchised hotels	90	133
Blended	90	134

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	2020 Q2	2021 Q2	2020 Q2	2021 Q2
Luxury	21	28	4,388	5,821
Argyle	21	28	4,388	5,821
Mid-to-up-scale	296	423	26,682	38,704
GreenTree Eastern	118	170	12,509	18,155
Deepsleep Hotel	2	5	161	356
Gem	32	39	2,896	3,605
Gya	28	50	2,348	4,212
Vx	28	52	2,260	4,520
Ausotel	11	14	1,521	1,877
Urban Garden and others[1]	77	93	4,987	5,979
Mid-scale	2,610	2,917	212,674	231,105
GreenTree Inn	2,047	2,158	173,519	179,790
GT Alliance	316	508	24,176	35,937
GreenTree Apartment	10	15	488	1,058
Vatica	124	115	9,026	8,386
City 118 Selected and others[1]	113	121	5,465	5,934
Economy hotels	1,139	1,174	52,563	53,143
Shell	574	617	25,017	26,714
City 118 and others[1]	565	557	27,546	26,429
Total	4,066	4,542	296,307	328,773

For more information, please contact:

GreenTree

Ms. Selina Yang
Phone: +86-21-3617-4886 ext. 7999
E-mail: ir@998.com

Mr. Nicky Zheng
Phone: +86-21-3617-4886 ext. 6708
E-mail: ir@998.com

Christensen

In Shanghai
Ms. Constance Zhang
Phone: +86-138-1645-1798
E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com